Annual Report

Cover Page

Name of issuer:

Oakland Pro Soccer LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 7/11/2018

Physical address of issuer:

2744 E 11th Street
Oakland CA 94601

Website of issuer:

https://www.oaklandrootssc.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

50

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$9,151,089.00	$7,436,939.00
Cash & Cash Equivalents:	$858,870.00	$777,596.00
Accounts Receivable:	$201,879.00	$125,208.00
Short-term Debt:	$2,144,981.00	$1,281,952.00
Long-term Debt:	$9,688,453.00	$9,396,800.00
Revenues/Sales:	$4,063,284.00	$3,775,068.00
Cost of Goods Sold:	$293,759.00	$492,247.00
Taxes Paid:	$0.00	$0.00
Net Income:	($10,118,284.00)	($9,946,863.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Oakland Pro Soccer LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late Annual Report

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Barney Schauble	Advisor, investor	Self-employed	2018
Edreece Arghandiwal	Chief Marketing Officer	Oakland Pro Soccer LLC	2018
Mike Geddes	Chief Purpose Officer	Oakland Pro Soccer LLC	2020
Steven Aldrich	Advisor, investor	Self-employed	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Mike Geddes	Chief Purpose Officer	2020
Jill Fracisco	Chief of Staff	2019
Jordan Ferrell	Technical Director	2019
Lindsay Barenz	President	2022
Edreece Arghandiwal	Chief Marketing Officer	2018
Steven Aldrich	Chairman	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Steven Aldrich	192426.08 Includes Class A (OPS), OSOF units as if converted, and convertible debt as if fully converted	20.79
Barney Schauble	391076.09 Includes Class A (OPS), Class C (OPS), OSOF units as if converted, and convertible debt as if fully converted	42.04

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A. Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Competition

The Company faces competition from many Bay Area teams, in soccer (e.g., SJ Earthquakes, the recently announced Bay FC women's team, along with many other youth, amateur, and collegiate teams) and other sports, both professional and amateur. We also compete for attendance, viewership, and advertising revenue with a wide range of other entertainment and recreational activities available to potential fans. There can be no assurance that the Company will be able to compete effectively, including with companies that may have greater resources than it.

League

The Company operates mens' and womens' soccer franchises that compete in the United Soccer League (USL), including the USL Championship, USL L2, USLW League, and the USL SuperLeague. Those leagues compete for employees, players, and fans with a number of other soccer leagues in the US and globally. There is a risk that the leagues may not be successful and therefore the Company may be unable to continue operating.

Facilities

Stadium Lease. The Company leases the use of a stadium; it does not own its own stadium. The lease at Cal State Hayward for the Roots is only for 2023 and there is a plan for construction to occur at the stadium in 2024. The lease at Merritt College for Soul is for 2023 only. The team also has an existing lease at Laney College through 2024 although we are not currently playing there. These leases are a source of revenue for these stadiums, but there is no guarantee that the leases will be renewed for the Company on similar or feasible terms in the future. Should the Company's lease not be renewed or should the Company and the facilities' owners fail to come to agreement on a new lease, the Company would need to find another venue and there is no guarantee that another facility would provide similar features, lease terms, or revenue stream opportunities.

Practice Facilities. The Company leases the use of a practice facility; it does not own its own practice facilities. The existing practice facility is up for sale this summer and the Company may not be able to stay in the facility after the sale. If we need a new location, the options are limited as we need acres of space for multiple teams, indoor facilities, and parking.

Fundraising

The Company may not have sufficient financial resources to successfully compete in the semi-pro or professional sports industries. A large number of enterprises provide similar services. The Company will be competing with startup and established businesses that may have a longer operating history, greater financial resources, management experience and market share than the Company has. There can be no assurance that the Company will be able to compete or capture adequate market share. The Company may not reach profitability if it cannot compete successfully with other businesses.

The Company will need to raise additional capital in the future. Subsequent offerings may not be on the same or similar terms as this offering even if they are, said offerings will dilute the ownership percentage and voting power of investors in the current offering. Future offerings may provide the new investors with advantages not available to you as a previous investor.

History of Losses

Company has a limited operating history. The Company was formed in July 2018 and has been operating with full time staff since early 2019. The Company has not produced a profit since its founding. There is no assurance that the Company will ever produce a profit. As a relatively new enterprise, the Company is likely to be subject to risks that management has not anticipated. It is possible that the proceeds from this offering and other resources may not be sufficient for us to continue to finance operations as projected. The Company cannot predict when or if the Company will become profitable. If the Company achieves profitability, the Company may not be able to sustain it.

Company's Operating Costs May Rise. The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen conditions could cause operating costs to rise substantially. For example, stadium leasing fees, administrative costs, costs due to expansion into a new league among others may all be larger than expected. An increase in such projected costs or in other operating costs could cause the Company to be unprofitable.

External environment

Unfavorable weather, forest fires and the associated smoke, earthquakes and other natural disasters could impact the Company's success because we play games in venues where people need to gather to generate revenue and those events could lead to the postponement or cancellation of games.

Completing real estate projects critical to the Company's future success will require cooperation from a number of stakeholders, including city, county, and state politicians, community groups, financial backers, educational institutions, unions, and others. The number of different viewpoints and potential objectives could lead to failure of anticipated projects.

The ongoing COVID-19 pandemic and future public health issues poses significant risks to competitive athletics, including the risk of actions that may be taken by government authorities to contain the outbreak, including the imposition of limitations on fan attendance and potential shutdowns and the lost revenues associated therewith. The impact on the Company's fans, sponsors and suppliers, other impacts to the business, and our ability to sufficiently manage and mitigate the strategic and operational impact of such events cannot be predicted and could have a negative impact on the Company.

Structure and Control of the Company

Control of the Company and all of its operations are, and will remain, solely with its Officers, Directors, and Managers. Investors must rely upon the judgment and skills of such persons.

The Company's objectives balance community impact, employee well being, competitive success, and financial results. For example, a decision may be made to pursue a community benefit and allocate resources towards that impact instead of returning profit to unitholders.

Units in the Company will not be registered under any federal or state securities laws and may not be resold without such registration except in reliance on an exemption from applicable state and federal registration requirements, which exemption prohibits any transfer of your units for a period of one year, subject to limited exceptions. There is no, and there is not expected to be, any market for the sale of the Company's units. As a result, you will not be able to liquidate your investment in the units and therefore, should be prepared to assume the risks of an investment for an indefinite period of time.

While the Company's Board and Managers will engage investors on a broad variety of club matters, the investors in this offering have limited voting rights and will need to rely on Managers for all decisions relating to the day to day operation. The investment in the Company is structured through a special purpose entity that is managed by a "Lead Investor." Although the Lead Investor is required by law to vote the units in the SPV according to the directions of the investors, investors will not be able to directly vote their units. Accordingly, you should not invest in this offering unless you are willing to entrust your voting rights to the Lead Investor.

Payment of dividends. The Company is not required to, and there is no guarantee that the Company will pay dividends in any year.

Intellectual Property

The Company's success depends on the ability to obtain, maintain, defend and enforce intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce intellectual property rights, including trademark and trade secret rights. However, there is no guarantee that any trademark applications that the Company have filed (or the Company may in the future file) will be approved, and any trademark registrations that have issued (or may in the future issue) could be held invalid due to the Company's conduct or challenges by third parties. The Company could lose its trade secret rights if the Company fails to properly protect confidential information. Even to the extent that the Company's intellectual property rights are valid, enforcing those rights could involve costly legal processes that the Company may not be able to bring to a successful conclusion.

Brand / Reputational Risk

The company's brand and image are integral to its success. There is the potential for a mistake to create negative publicity, customer dissatisfaction, or social media backlash that could damage the Company's reputation and impact its relationships with the community, fans, players, political figures, and financial results.

Legal / Regulatory Risks

There are a significant number of local, state, and federal laws and regulations that apply to our business. We are a small team that relies mainly on software and advisors to stay in compliance with those laws and regulations. Non-compliance with laws, regulations, or changes in government policies can lead to penalties, lawsuits, or business interruptions.

Cyber Risk / Data Privacy

We rely on a number of digital media services, SaaS software, and data stored in various internet services. Investors should be aware of the significant cyber risks in today's digital landscape, including unauthorized access, data breaches or disclosure, fake and manipulated images and news, and sophisticated cyberattacks. If the Company were to experience an intentional cyber attack or an unintentional error in one of these areas, the Company may suffer financial loss, reputational damage, legal non-compliance, and operational disruption.

Management / talent

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business

The Company depends on the services of key employees, whose knowledge of Oakland, professional soccer, and the local soccer ecosystem would be difficult to replace. The Company currently does not have a firm plan fully detailing how to replace these persons in the case of death or disability. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. We are in a competitive market for talent and the loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company's business, operating results, and financial condition. The business may be harmed if the Company loses the services of these people and the Company is not able to attract and retain qualified replacements.

Steven Aldrich is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class F Units	43232.49	43232.49	Yes ⌄
Class A Units	63565.11	63565.11	Yes ⌄
Class C Units	823373.63	823373.63	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/10/23
Amount	$7,450,000.00
Interest rate	6.8388% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/02/27

This note updated the terms of the previous convertible notes from 2020, 2022, and 2023 and consolidated them into a single note. The interest rate is SOFR +1.5% and interest accruees as PIK if not paid in cash. There are three separate tranches of convertible debt that were consolidated in this note and each convert into Class C units at a different per unit price. Those per unit prices were equal to the then current price per unit of Class C units. $3,000,000 converts at $4,050 per unit; $1,050,000 converts at $6,363 oer unit; $3,400,000 converts at $8,581 per unit. Both the borrower and the lender have optional conversion rights.

Convertible Note

Issue date	12/14/23
Amount	$3,000,000.00
Interest rate	6.8377% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/02/27

This note updated the terms of the previous convertible notes from 2022 and 2023 and consolidated them into a single note. The interest rate is SOFR +1.5% and interest accruees as PIK if not paid in cash. There are three separate tranches of convertible debt that were consolidated in this note and each convert into Class C units at a different per unit price. Those per unit prices were equal to the then current price per unit of Class C units. $1,000,000 converts at $6,363 oer unit; $1,125,000 converts at $8,581 per unit; and $875,000 converts at $10,296 per unit . Both the borrower and the lender have optional conversion rights.

Convertible Note

Issue date	04/23/24
Amount	$1,000,000.00
Interest rate	6.83% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	03/31/29

Interest rate is SOFR plus one and one-half percent (1.50%) per annum. Convertible at the price per unit as of issuance which was $10,296.

Convertible Note

Issue date	08/07/24

Amount	$1,400,000.00
Interest rate	6.83% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/02/27

This amount combines a series of smaller loans made from May 2024 through August 2024. The interest rate is SOFR +1.5% and interest accruees as PIK if not paid in cash. The note converts into Class C units at at $10,296 per unit. Both the borrower and the lender have optional conversion rights.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2020	Section 4(a)(2)	Class C Units	$3,093,334	General operations
11/2020	Section 4(a)(2)	Class C Units	$2,200,000	General operations
2/2021	Section 4(a)(2)	Class C Units	$3,333,333	General operations
12/2021	Section 4(a)(2)	Class C Units	$4,612,758	General operations
3/2022	Section 4(a)(2)	Class C Units	$4,194,063	General operations
12/2022	Section 4(a)(2)	Preferred stock	$2,590,000	General operations
12/2022	Section 4(a)(2)	Preferred stock	$357,200	General operations
6/2023	Section 4(a)(2)	Class C Units	$3,703,313	General operations
6/2023	Section 4(a)(2)	Class C units	$593,891	General operations
10/2023	Section 4(a)(2)	Preferred stock	$565,000	General operations
10/2023	Regulation Crowdfunding	Priced Round	$3,109,605	General operations
12/2023	Section 4(a)(2)	Convertible Note	$7,450,000	General operations
12/2023	Section 4(a)(2)	Convertible Note	$3,000,000	General operations
1/2024	Section 4(a)(2)	Preferred stock	$670,000	General operations
4/2024	Section 4(a)(2)	Convertible Note	$1,000,000	General operations
6/2024	Section 4(a)(2)	Preferred stock	$3,664,975	General operations
8/2024	Section 4(a)(2)	Convertible Note	$1,400,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Regista Holdings, Steven Aldrich
Amount Invested	$525,035.00
Transaction type	Priced round
Issue date	12/04/18
Relationship	Board members, significant investors

Name	Oakland Soccer Opportunity Fund
Amount Invested	$3,333,333.00
Transaction type	Priced round
Issue date	12/30/19
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$3,333,333.00

Amount Invested ~~$3,333,333.00~~

Transaction type Priced round

Issue date 06/14/20

Relationship Parent company

Name Oakland Soccer Opportunity Fund

Amount Invested $3,093,334.00

Transaction type Priced round

Issue date 08/23/20

Relationship Parent company

Name Oakland Soccer Opportunity Fund

Amount Invested $2,200,000.00

Transaction type Priced round

Issue date 11/15/20

Relationship Parent company

Name Oakland Soccer Opportunity Fund

Amount Invested $3,333,333.00

Transaction type Priced round

Issue date 02/01/21

Relationship Parent company

Name Oakland Soccer Opportunity Fund

Amount Invested $4,612,758.00

Transaction type Priced round

Issue date 12/30/21

Relationship Parent company

Name Oakland Soccer Opportunity Fund

Amount Invested $4,194,063.00

Transaction type Priced round

Issue date 03/13/22

Relationship Parent company

Name Oakland Soccer Opportunity Fund

Amount Invested $357,200.00

Transaction type Priced round

Issue date 12/30/22

Relationship Parent company

Name Oakland Soccer Opportunity Fund

Amount Invested $2,590,000.00

Transaction type Priced round

Issue date 12/30/22

Relationship Parent company

Name Oakland Soccer Opportunity Fund

Amount Invested $3,703,313.00

Transaction type Priced round

Issue date 06/27/23

Relationship Parent company

Name Oakland Soccer Opportunity Fund

Amount Invested $593,891.00

Transaction type Priced round

Issue date 06/27/23

Relationship Parent company

Name Oakland Soccer Opportunity Fund

Amount Invested $565,000.00

Transaction type Priced round

Issue date 10/05/23

Relationship Parent company

Name Regista Holdings

Amount Invested $7,450,000.00

Transaction type Convertible note

Issue date 12/10/23

Interest rate 6.8388% per annum

Discount rate 0.0%

Maturity date 12/02/27

Uncapped note Yes

Relationship Board member and significant investor

Name Steven Aldrich

Name	Steven Aldrich
Amount Invested	$3,000,000.00
Transaction type	Convertible note
Issue date	12/14/23
Interest rate	6.8377% per annum
Discount rate	0.0%
Maturity date	12/02/27
Uncapped note	Yes
Relationship	Board member, significant investor

Name	Oakland Soccer Opportunity Fund LLC
Amount Invested	$670,000.00
Transaction type	Priced round
Issue date	01/02/24
Relationship	Parent Company

Name	Oakland Soccer Opportunity Fund LLC
Amount Invested	$3,664,975.00
Transaction type	Priced round
Issue date	06/13/24
Relationship	Parent company

Name	Steven Aldrich
Amount Invested	$1,400,000.00
Transaction type	Convertible note
Issue date	08/07/24
Interest rate	6.83% per annum
Discount rate	0.0%
Maturity date	12/02/27
Uncapped note	Yes
Relationship	Board member, significant investor

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Oakland First, Always.

We started Oakland Roots & Soul Sports Club to show that it's possible to build a successful, professional sports team around a higher purpose; to harness the magic of Oakland and the power of sports as a force for social good.

We plan to have completed real estate projects including a training facility, a 10,000+ seat stadium for the Roots and Soul to play, and made progress on workforce housing for our players and the community. We plan to have Oakland Soul be part of the fully-professional USL SuperLeague. Maybe even win a championship or two!

Milestones

Oakland Pro Soccer LLC was incorporated in the State of California in July 2018.

Since then, we have acheived a lot:

- Oakland Roots & Soul Sports Club is the last, best hope for professional sports in Oakland.

- First purpose driven pro soccer team in Oakland, CA.

- "Coolest soccer team in the USA" (FourFourTwo Magazine) blending purpose, design, music, and sport.

- Our teams win. Roots have reached playoffs every year except for 2023. The Soul have reached playoffs in each of their two years and were undefeated in the regular season in 2024. Project510 has made the playoffs in their leagues and are developing local players, many of whom have appeared in first team games.

- Our game days mix Oakland culture, quality soccer, live music, local food, and passionate fans.

- Diverse ownership group includes NFL legend Marshawn Lynch, global rap star G-Eazy, Greenday lead singer Bille Joe Armstrong, NBA coach Jason Kidd, basketball stars Alexis Gray-Lawson and Ruthie Bolton, and many others.

- We're in USL, North America's biggest soccer league. Games air on the CBS family of entwork, the ESPN family of networks, and locally on KTVU+.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $4,063,284 compared to the year ended December 31, 2022, when the Company had revenues of $3,775,068. Our gross margin was 92.77% in fiscal year 2023, and 86.96% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $9,151,089, including $858,870 in cash. As of December 31, 2022, the Company had $7,436,939 in total assets, including $777,596 in cash.

- *Net Loss.* The Company has had net losses of $10,118,284 and net losses of $9,946,863 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $11,833,434 for the fiscal year ended December 31, 2023 and $10,678,752 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Oakland Soccer Opportunity Fund LLC ("OSOF") is the entity into which accredited investors put their capital (it's an opportunity zone fund). OSOF's purpose is to buy units in Oakland Pro Soccer LLC ("OPS"). OSOF has traditionally been the entity which has raised funds since we stood it up in 2019 to tap into the opportunity zone fund legislation as the original founding members of OPS did not contemplate the idea. OPS is the main operating entity and is the entity that is raising funds in this Wefunder offering.

Liquidity & Capital Resources

To-date, the company has been financed with $697,735 in debt, $39,314,173 in equity, and $12,850,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 0 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses
Oakland Pro Soccer LLC cash in hand is $744,392, as of July 2024. Over the last three months, revenues have averaged $512,066/month, cost of goods sold has averaged $16,000/month, and operational expenses have averaged $1,071,227/month, for an average burn rate of $575,161 per month. Our intent is to be profitable in 120 months.
Since the date our financials cover, we raised capital from existing investors and additional capital at a higher valuation and same per unit price as last year. We also received additional loans from existing investors.
The Company will have conducted a "stock split" by the time of this community invest round to bring the per unit price down from $10,296 to $100 to make the community investment round easier to manage.
We have been working with the City of Alameda, Alameda County, and Prologis on a transaction where Prologis would acquire the practice facility acquisition and Prologis would lease the facility to the Roots and Soul. That negotiation continues and if it concludes, which is expected, the lease would be a long-term lease at a higher rate than the organization is paying now.
We submitted a proposal to lease the Malibu site for an interim stadium and are negotiating with the City, County, and JPA. Entered into a cooperation agreement with AASEG related to that site as well. The documents needed for planning approval for the Malibu site have been submitted and a planning meeting is scheduled for July 10, 2024.
The Company is negotiating with the JPA to lease the Coliseum for 2025. We expect that negotiations will be completed this summer which will allow for the field at the Coliseum to be changed from baseball to soccer and give the Roots and the Soul the ability to play matches in 2025 in the Coliseum.
The USL SuperLeague received D1 sanctioning, will begin play in August 2024. Revenues should continue on a steady state through the summer, with the main drivers being single game ticket sales. Historically, ticket sales have picked up as the playoffs approach in the fall so we'd expect the same increase this fall. New sponsors may also sign agreements for the second half of the season but most revenue has been locked in through existing relationships. Expenses should also continue on the current trajectory with some increase as we continue to spend

on stadium and practice facility planning. We are estimating ~$900k - $1 million of additional revenue through the end of 2024, and an additional ~$6 million in costs through the end of 2024.

The Oakland Roots and Soul are not profitable. There will be significant future capital needs (millions of dollars a year) to fund the team's operations although the intent is to shrink them and get the operating entity to cash flow positive. The critical change to reducing losses and the related cash requirements is moving to a larger scale stadium. To break even, the business model for the team requires revenues to grow in order to cover the fixed costs - compensation (salary, benefits, insurance, housing) for players, staff, and coaches is the primary cost along with league fees, facility and game day fees, and travel. We need to grow revenue - the primary sources are tickets, sponsorships, merchandise, food and beverage, and eventually player transfer fees. Tickets and sponsorships are directly related to the size of the stadium in which we play and we are limited by the size of the current location to ~5,000 people. We intend to put real estate investments into a related but separate entity to fund the acquisition and creation of a stadium.

The Oakland Roots and Soul are generating revenue which helps offset some but not all of our operating expenses. We also have been raising funds from accredited investors since the organization's founding in 2018 and will continue to do so.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Steven Aldrich, certify that:

(1) the financial statements of Oakland Pro Soccer LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Oakland Pro Soccer LLC included in this Form reflects accurately the information reported on the tax return for Oakland Pro Soccer LLC filed for the most recently completed fiscal year.

Steven Aldrich
Advisor, investor

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.oaklandrootssc.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Barney Schauble
Edreece Arghandiwal
Jill Fracisco
Jordan Ferrell
Lindsay Barenz
Mike Geddes
Mike Geddes
Steven Aldrich

Appendix E: Supporting Documents

ttw_communications_127571_013102.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

   SPV Subscription Agreement

   Oakland Sports Club Subscription Agreement

Appendix C: Financial Statements

   Financials 1

Appendix D: Director & Officer Work History

   Barney Schauble

   Edreece Arghandiwal

   Jill Fracisco

   Jordan Ferrell

   Lindsay Barenz

   Mike Geddes

   Mike Geddes

   Steven Aldrich

Appendix E: Supporting Documents

   ttw_communications_127571_013102.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Oakland Pro Soccer LLC

By

Steven Aldrich

Chair

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

| legal name |

title:

| Title |

date of birth:

| mm/dd/yyyy |

SIGN

Steven Aldrich

Chair

8/9/2024

Edreece Arghandiwal

Chief Marketing Officer

8/9/2024

Michael Geddes
Chief Purpose Officer
8/9/2024

Barney Schauble
Director
8/9/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.



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